10 May 2016

National Grid plc
Board Change

Further to the announcement made on 3 November 2015 and in accordance with Listing Rule 9.6.12, the Company can confirm that Steve Holliday will cease to be a Director of the Company with effect from close of business on 22 July 2016.

Contact: M Barnes, Assistant Company Secretary (020 7004 3325)